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July 12, 2013

Via EDGAR Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Hsu

Hughes Bates

Re:	Santander Drive Auto Receivables Trust 2010-1

Santander Drive Auto Receivables Trust 2010-2

Forms 10-K for the Fiscal Year Ended December 31, 2012

Filed March 29, 2013

File Nos. 333-139609-04, 333-139609-06

On behalf of Santander Drive Auto Receivables LLC (the “Company”), I submit this letter in response to the letter (the “Comment Letter”) dated May 14, 2013 and oral comments from the staff of the Securities and Exchange Commission (the “Staff”) to the Company relating to the Santander Drive Auto Receivables Trust 2010-1 Form 10-K and the Santander Drive Auto Receivables Trust 2010-2 Form 10-K referenced above (collectively, the “Subject Filings”).

The Company’s responses to the Staff’s comments are set forth below. For ease of reference a summary of the Staff’s written and oral comments has been presented in italics below. Unless otherwise noted, “we”, “us” and similar terms refer to the Company.

Written Comments

Exhibits 33.1 to the Forms 10-K for Santander Drive Auto Receivables Trusts 2010-1 & 2010-2

1.	We note that Santander Consumer USA Inc.’s management’s assessment of compliance with the servicing criteria set forth in Item 1122(d) of Regulations AB states that Item 1122(d)(4)(ii) is not applicable to the activities performed by them. We note, however, that the Sale and Servicing Agreement for both SDART 2010-1 and SDART 2010-2 specifies under Section 2.4 that Santander Consumer USA Inc. as the servicer is the custodian of the “Receivables Files” and thus is responsible for their safekeeping. Given

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

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July 12, 2013

this, please explain why Santander Consumer USA Inc. listed Item 1122(d)(4)(ii) as inapplicable.

Response

Item 1122(d)(4)(ii) was marked as not applicable in SCUSA’s management’s assessment of compliance in error. We confirm that Item 1122(d)(4)(ii) is applicable to SCUSA and that SCUSA is responsible for the safekeeping of the “Receivables Files” as set forth in the transaction agreements.

Oral Comments

1.	Explain why Item 1122(d)(4)(ii) was marked as not applicable in Santander Consumer USA Inc.’s (“SCUSA”) management’s assessment of compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB.

Response

Item 1122(d)(4)(ii) was marked as not applicable in SCUSA’s management’s assessment of compliance in error. SCUSA confirms that Item 1122(d)(4)(ii) is applicable to SCUSA and that SCUSA is responsible for the safekeeping of the “Receivables Files” as set forth in the transaction agreements.

2.	Describe any impact SCUSA’s failure to take responsibility for Item 1122(d)(4)(ii) in its management’s assessment of compliance had on investors and whether such impact was material.

Response

The Receivables Files, at all times during the fiscal year ended December 31, 2012, were held in accordance with the terms of the transaction agreements. Consequently, SCUSA believes that the error in its management’s assessment of compliance, had no impact on investors.

3.	Specify the steps SCUSA has taken to analyze the issue (including its review of any vendor’s responsibility).

Response

Upon receiving the Comment Letter, SCUSA’s management recognized the omission of Item 1122(d)(4)(ii) from its management’s assessment and confirms that Item 1122(d)(4)(ii) is applicable to SCUSA.

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July 12, 2013

See our response to Oral Comment 4 below for a detailed description of the steps SCUSA has taken to analyze the issue (including its review of any vendor’s responsibility).

4.	Confirm whether SCUSA can account for all the receivables files as of today and the basis for such determination.

Response

SCUSA confirms that the pool assets and related documents are safeguarded as required by the transaction agreements as required by Item 1122(d)(4)(ii) of Regulation AB.

SCUSA’s servicing systems identify for each receivable the locations of the applicable receivables file and certificate of title and, where applicable, the identity of any vendor holding physical possession of those items on behalf of SCUSA. If a receivable file is recalled for any reason from a location, this change in location is reflected in the system. SCUSA does periodic testing to confirm the accuracy of this information on its systems. SCUSA also has oversight policies and procedures for its vendors. Among other oversight activities, SCUSA makes periodic on-site visits to vendor locations to confirm compliance by vendors with their obligations to SCUSA, including their maintenance of receivable files and/or certificates of title. The effectiveness of these procedures is further confirmed by SCUSA’s ability to regularly obtain receivables files and certificates of title in the ordinary course of business from its own files and from its vendors.

5.	Describe the policies and procedures SCUSA will implement going forward to prevent the issue in the future.

Response

Going forward, in each new transaction, SCUSA will expand Exhibit C to the related Sale and Servicing Agreement to also cover the servicing criteria to be addressed in SCUSA’s assessment of compliance, including Item 1122(d)(4)(ii), and will assure that all of those Items are covered in its annual management’s assessment of compliance. In addition, a qualified SCUSA manager will confirm each year that all required items have been addressed in the management’s assessment of compliance.

6.	Confirm that SCUSA’s management’s assertion of compliance and the associated attestation report in connection with future 10-Ks filed with respect to Santander Drive Auto Receivables Trusts 2010-1 and 2010-2 will include Item 1122(d)(4)(ii) as an applicable servicing criteria for SCUSA.

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July 12, 2013

Response

We confirm that SCUSA’s management’s assertion of compliance and the associated attestation report in connection with future 10-Ks filed with respect to Santander Drive Auto Receivables Trusts 2010-1 and 2010-2 will include Item 1122(d)(4)(ii) as an applicable servicing criteria for SCUSA.

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Mayer Brown LLP

July 12, 2013

In connection with responding to your comments, we have been authorized by the Company to inform you that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Subject Filings, (ii) comments of the Staff or changes to the disclosure in the Subject Filings in response to comments of the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Subject Filings, and (iii) the Company may not assert comments of the Staff as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart M. Litwin at (312) 701-7373 or Angela M. Ulum at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:        Eldridge Burns, Esq.